SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of January 31, 2003

KLM ROYAL DUTCH AIRLINES
(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X]       Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]       No [X]

KLM SELLS ITS LOW COST SUBSIDIARY BUZZ TO RYANAIR
UPCOMING EVENTS
SIGNATURES

03/007

KLM SELLS ITS LOW COST SUBSIDIARY BUZZ TO RYANAIR

AMSTELVEEN, January 31, 2003 — KLM Royal Dutch Airlines today announced that they have signed an agreement for the sale of buzz, KLM Group’s low cost subsidiary, to Ryanair. KLM will sell its 100% shareholding in buzz with a value to KLM of approximately € 30 million. By mutual agreement, buzz will be transferred once regulatory authorities have approved the transaction. Parties are aiming for this transfer to take place on or before April 1, 2003.

KLM’s decision to sell buzz follows a strategic review of this business in light of the increasing competition in the European low cost arena over the last few months. As indicated in late October 2002, buzz was aiming for rapid growth to maintain its’ position as the 3rd largest player in Europe in this market segment. In order to finance the expansion, KLM has indicated that it was considering partnership approaches from a number of interested parties, which included the possibility of an outright sale.

KLM believes that attaining satisfactory profitability for a standalone buzz would have been difficult to achieve. The emergence of a significant number of new entrants in the already competitive low cost arena will continue to lead to increasing price competition. In addition, the traditional network carriers, in their response to changing consumer demands, have started to focus on the low-cost customer as well by reforming their current European product and pricing strategies. Against this background, KLM’s Board of Managing Directors has concluded that the plans of buzz are best served with a link up with the Irish low cost carrier Ryanair.

Following the study on low cost, KLM had already decided not to integrate buzz with BASIQ AIR, the low cost label of Transavia airlines. The KLM Group will therefore remain active in the low cost — low fare market through leisure carrier Transavia airlines which continues to increase its’ focus on the activities under the BASIQ AIR label. BASIQ AIR currently serves 13 European destinations from Amsterdam Airport Schiphol and 2 of those from Rotterdam Airport. BASIQ AIR sells her services with direct booking through a call center and via www.basiqair.com. Apart from the flights to BASIQ AIR destinations, Transavia will continue to concentrate on other charter and scheduled flights for the leisure market, using Schiphol as its home base.

AMS/DR/JCH

Note to editors:

buzz was founded in 1999 by KLM uk as a separate low cost business next to KLM uk’s feeder activities for KLM. After the successful turn-around from a traditional carrier to a low cost carrier, buzz now holds a number three position in the European low cost segment with a strong position in the United Kingdom, France and Germany. buzz currently operates a fleet of 8 British Aerospace 146 aircraft and 6 Boeing 737 aircraft.

BASIQ AIR was started in December 2000 by Transavia airlines as a price label with flights to two destinations. For the BASIQ AIR flights Transavia uses Boeing 737 aircraft. The BASIQ AIR destinations flown by Transavia departing from Amsterdam are Alicante (also from Rotterdam), Barcelona, Madrid, Malaga (also from Rotterdam), Palma de Mallorca, Seville, Bordeaux, Marseilles, Nice, Milan, Naples, Pisa and Faro.

UPCOMING EVENTS

Media Conference Call on the sale of buzz

A Conference Call for media will be held on Friday, January 31, 2003 at 09.00 hours a.m. CET.

Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will also be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under the link multimedia presentations.

Analyst Conference Call on the sale of buzz

A Conference Call for investors and analysts will be held on Friday, January 31, 2003 at 10:30 hours a.m. CET.

Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under the link multimedia presentations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 31, 2003	By /s/ R.A. Ruijter
Name: R.A. Ruijter Title: Managing Director & CFO

By /s/ H.E. Kuipéri Name: H.E. Kuipéri Title: Senior Vice President & General Secretary